EXHIBIT 1

PURCHASE PRICE PROMISSORY NOTE

JUNE 18, 2021

1.

Principal and Interest. For value received, the undersigned Agnes A. Moroun as special trustee of the Irrevocable Nora M. Moroun Trust Agreement dated November 24, 2020 (“Maker”), promises to pay to the Estate of Manuel J. Moroun (“Creditor”), the principal amount of Eight Million and Seven Hundred Seventy-Three Thousand Dollars ($8,773,000) (the “Principal Amount”) and interest on the unpaid Principal Amount at the rate of 1.02% per annum until maturity. During the continuance of an Event of Default (as defined below), the interest rate shall increase by 3.00% per annum in excess of the interest rate otherwise applicable until all amounts are paid in full.

Maker shall pay the Principal Amount and interest thereon in 108 (one hundred and eight) equal monthly installments of principal and interest of Eight-Five Thousand and Fifty-One Dollars and 54/100 Cents ($85,051.54) each commencing on July 18, 2021, with the 108th and final monthly payment due on June 18, 2030.

2.	Maturity. The entire unpaid Principal Amount and all accrued but unpaid interest on this Note shall be paid in full by June 18, 2030.

3.	Prepayments. Maker may prepay all or part of the amounts due on this Note at any time without premium or penalty. Any partial prepayment will be applied in the manner specified in Section 5 below.

4.

Default and Acceleration. An Event of Default shall occur under this Note upon the default in the payment of any principal or interest under this Note or of any out-of-pocket expense that Maker at any time owes to the Creditor under this Note as and when it shall become due and payable and if the default continues for thirty (30) days after Creditor has given written notice to Maker of the default.

On the occurrence of any Event of Default, all or any part of all other indebtedness evidenced by this Note and other obligations then owing by Maker to the Creditor shall become due and payable unless Maker cures such Event of Default before the end of such thirty (30) day period. If a voluntary or involuntary case in bankruptcy, receivership, or insolvency is at any time begun by or against Maker (except an involuntary bankruptcy petition that is dismissed within sixty days of its filing), then all such indebtedness shall automatically become immediately due and payable.

5.

Place and Application of Payments. Each payment on this Note shall be made at Creditor’s address set forth below or any other place that Creditor directs in writing. Any payment on this Note shall be applied in the following order: first, to any expenses (including expenses of collection) then due and payable to Creditor under this Note; second to any accrued and unpaid interest under this Note; and third, to the unpaid principal balance of this Note. If Maker at any time owes Creditor any indebtedness or obligation in addition to the indebtedness evidenced by this Note, and if such other indebtedness owed by Maker to the Creditor is then in default, then Maker shall have no right to direct or designate the particular indebtedness or obligation on which payment made by or collected from Maker shall be applied. Maker waives any such right and agrees that the manner of application of any such payment, as between or among such indebtedness and obligations, shall be determined solely by the Creditor.

6.

Remedies. Creditor shall have all rights and remedies provided by law and by agreement of Maker. Maker shall reimburse Creditor for all expenses, including reasonable attorney fees and legal expenses that the Creditor pays or incurs in protecting and enforcing the rights of the obligations to Creditor under any provision of this Note.

7.

Waivers. No delay by Creditor shall be a waiver of the exercise of any right or remedy. No single or partial exercise by Creditor of any right or remedy shall preclude any other or future exercise of that or any other right or remedy. No waiver by Creditor of any default or of any provision of this Note shall be effective unless it is in writing and signed by Creditor. No waiver of any right or remedy on one occasion shall be a waiver of that right or remedy on any future occasion.

Maker waives presentment, notice of dishonor, and protest of this Note, waives all defenses based on suretyship, and consents to any extension or postponement of time of its payment, to the addition of any party, to the assignment of this Note, and to release, discharge, waiver, modification or suspension of any rights and remedies against any person who may be liable for the indebtedness evidenced by this Note.

8.

Applicable Law and Jurisdiction. This Note shall be governed by and interpreted according to the laws of the State of Michigan without giving effect to conflict-of-laws principles. Any proceeding or claim with respect to the enforcement or any other matter under or arising out of or in connection with this Note or for enforcement of any arbitration or other judgment rendered in any such proceeding or claim, shall be brought exclusively in the applicable state or federal courts located in or whose district includes Macomb County, Michigan, and the Maker irrevocably accepts and submits to the exclusive personal jurisdiction of such courts generally and unconditionally with respect to any such proceeding or claim. The Maker irrevocably waives any objection that it may now or hereafter have to the laying of venue or any such action, suit, or proceeding in any such court and further waives any claim that any action, suit, or proceeding brought in any such court has been brought in an inconvenient forum.

9.

Assignment. Creditor may assign this Note in which case the assignee shall succeed to all rights of Creditor herein. Creditor agrees to give Maker reasonable notice of such assignment. Maker shall have no liability to such assignee for amounts paid to Creditor under the terms of this Note before actual notice of the assignment has been received by Maker.

10.	Notice. If to Creditor, shall be sent to Matthew T. Moroun c/o 12225 Stephens Road, Warren, MI 48089. If to Maker, shall be sent to Agnes A. Moroun c/o 12225 Stephens Road, Warren, MI 48089.

* * * * * * * * * * * * * * *

The undersigned execute this Purchase Price Promissory Note as of June 18, 2021:

MAKER:		ACCEPTED BY CREDITOR:

Agnes A. Moroun, as special trustee of the Nora M.
Moroun Trust Agreement, dated November 24, 2020		Estate of Manuel J. Moroun

/s/ Agnes A. Moroun		/s/ Matthew T. Moroun
By:	Agnes A. Moroun	By:	Matthew T. Moroun
Its:	Special Trustee	Its:	Executor